

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 6, 2012

<u>Via Email</u>
Robert L. Cashman
Secretary and Chief Financial Officer
Service Team, Inc.
7121 Engineer Road
San Diego, California 92111

> **Re:** **Service Team, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 26, 2012**
> **File No. 333-178210**

Dear Mr. Cashman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. As stated in comment 2 in our letter dated December 21, 2011, please provide disclosure in the document stating that the company has no intention to merge with, or sell the company to, a private operating company in a reverse-merger transaction.

<u>Risk Factors, page 5</u>

<u>Our securities are not traded on any market or securities exchange and there is no assurance that they will be trading on a securities market after this Offering, page 8</u>

2. Please note that securities registered for sale in this offering may not also be sold, in the alternative, "in transactions that are not in the public market…" In addition, we note that you have no market makers in your common stock and that you plan to file an application

for quotation on the OTC Bulletin Board; however, a market maker must file the application for quotation on the OTC Bulletin Board. Please advise or revise.

Plan of Distribution, page 10

3. We note your response to comment 6 of our letter dated December 21, 2011. Please revise to state that any broker/dealers engaged for the sale of shares will be deemed underwriters.

Description of Business, page 14

4. We note your response to comment 7 of our letter dated December 21, 2011. Please revise to further clarify the nature of your relationship with Warrantech. It appears from your disclosure that there is no agreement, written or oral, between the parties, and that the relationship is terminable at will by either party. If this is correct, please state this specifically. Otherwise, clarify what you mean by the statement that your customers "accept our price list."

5. We note the statement that Warrantech currently represents about 100% of the company's business. Please revise your disclosure to reconcile this statement with the statement in Note 2 to the financial statements, Revenue Recognition, that the company does business with several warranty insurance companies and Asian electronic manufacturers, as well as your statement in your response to comment 9 of our letter dated December 21, 2011, that you have acquired several additional customers, reducing your dependency on one large customer.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16

6. We note your response to comment 1 of our letter dated December 21, 2011. To demonstrate that the Company has more than nominal operations, provide more detailed disclosure as to your operations to date. Discuss the number of repairs made, who they were on behalf of and where they were shipped.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director